Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

The Connecticut Light and Power Company
Description of Capital Stock

The following summary of the terms of our Capital Stock is based upon CL&P’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and CL&P’s Amended and Restated Bylaws (the “Bylaws”). The summary is not complete, and is qualified by reference to our Certificate of Incorporation and Bylaws, which are filed as exhibits to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read the applicable provisions of the CL&P Certificate of Incorporation and Bylaws for additional information.

Capital Stock

The capital stock of CL&P consists of two classes designated, respectively, “Preferred Stock” and “Common Stock.” The authorized number of shares of Preferred Stock with par value $50 per share is 9,000,000 shares. The authorized number of shares of Common Stock with par value of $10 per share is 24,500,000 shares.

Preferred Stock. The holders of any series of the Preferred Stock shall receive, when declared by the Board of Directors, preferential dividends at such rate and payable on such dividend payment dates in each year as the Board may determine for any series. The Common Stock and any other stock of the Company is subordinate to the Preferred Stock in respect of dividends or payment in case of liquidation.

The holders of any series of the Preferred Stock at any time outstanding may be called by vote of the Board of Directors for redemption at any time. Except as provided in the Certificate of Incorporation, and as provided by law, the holders of the Preferred Stock shall have no voting power, except if dividends are in arrears or CL&P shall have been declared bankrupt. Whenever holders of Preferred Stock have the right to vote, each holder of Preferred Stock is entitled to one vote on matters submitted to a vote of stockholders including, if applicable, the election of directors. Holders of Preferred Stock are not entitled to preemptive or conversion rights.

Common Stock. Subject to the rights of holders of Preferred Stock, the holders of Common Stock shall have the dividend, voting, liquidation, preemptive and other rights to which they are entitled under the general corporation law of the State of Connecticut. The holders of the Common Stock shall have no preemptive right to subscribe to any future issues of Preferred Stock (other than Preferred Stock convertible into Common Stock). The Board of Directors has the power to issue and dispose of, from time to time, shares of the authorized and unissued Common Stock at such times, and in such amounts, upon such terms, and in such manner as it may determine, either for cash or property, or for securities convertible into Common Stock, and to fix the amount of money or the actual value of the consideration for which such authorized and unissued Common Stock shall be issued.